                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                --------------

                                 SCHEDULE 13D
                               (Amendment No. 2)
                                (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
            1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                             BLUEGREEN CORPORATION
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                  703365 10 6
                                (CUSIP Number)

                              Christopher O'Dell
                       Morgan Stanley & Co. Incorporated
                    1221 Avenue of the Americas, 27th Floor
                           New York, New York  10020
                                (212) 762-7380
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                With a copy to
                                David J. Lowery
                          Jones, Day, Reavis & Pogue
                              2727 North Harwood
                             Dallas, Texas  75201
                            Tel. No. (214) 220-3939

                               February 9, 2000
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                        (Continued on following pages)
                             (Page 1 of 31 Pages)

                                 SCHEDULE 13D

  CUSIP NO. 703365106                                      Page 2 of 31 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Morgan Stanley Dean Witter & Co.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             5,882,353 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
   PERSON WITH     -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          5,882,353 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,882,353 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      23.8% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

  CUSIP NO. 703365106                                      Page 3 of 31 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MSREF III, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             5,882,353 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
   PERSON WITH     ------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          5,882,353 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,882,353 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      23.8% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

  CUSIP NO. 703365106                                      Page 4 of 31 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Morgan Stanley Real Estate Investors III, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      oo
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             96,665 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
  PERSON  WITH     -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          96,665 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      96,665 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

  CUSIP NO. 703365106                                      Page 5 of 31 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Morgan Stanley Real Estate Fund III, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      oo
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,085,306 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,085,306 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,085,306 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

  CUSIP NO. 703365106                                      Page 6 of 31 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MSP Real Estate Funds, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,669,682 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
  PERSON WITH      -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                 10
                          1,669,682 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,669,682 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.8% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

  CUSIP NO. 703365106                                      Page 7 of 31 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MSREF III Special Funds, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,030,700 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
  PERSON WITH      -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                 10
                          2,030,700 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,030,700 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.2% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

     This Amendment No. 2 supplements and amends the Statement on Schedule 13D, dated August 14, 1998 (the "Schedule 13D") by (i) Morgan Stanley Dean Witter & Co., a Delaware corporation ("MSDW"), (ii) MSREF III, Inc., a Delaware corporation, (iii) Morgan Stanley Real Estate Investors III, L.P., a Delaware limited partnership ("MSREI"), (iv) Morgan Stanley Real Estate Fund III, L.P., a Delaware limited partnership ("MSREF"), (v) MSP Real Estate Fund, L.P., a Delaware limited partnership ("MSP") and (vi) MSREF III Special Fund, L.P., a Delaware limited partnership ("Special Fund" and, together with MSREI, MSREF and MSP, the "Funds"), as amended. Capitalized terms used herein that are not otherwise defined are so used with the respective meanings ascribed to them in the Schedule 13D.

Item 1.   Security and Issuer.
          -------------------

          Not amended.

Item 2.   Identity and Background.
          -----------------------

          Not amended.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Item 3 is hereby amended by adding the following paragraph after the last paragraph thereof.

          The general and limited partners of the Funds contributed, in the aggregate, $14,999,992.50 for the 1,764,705 shares of Common Stock purchased by them.

Item 4.   Purpose of Transaction.
          ----------------------

          Not amended.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended by deleting the third and fourth paragraphs thereof and substituting therefor the following five paragraphs:

          Pursuant to the Assignment Agreement (as hereinafter defined), the Funds transferred shares of Common Stock among themselves. The net effect of the transfers made pursuant to the Assignment Agreement is that MSP, MSREI and MSREF transferred 335,748 shares of Common Stock, 32,550 shares of Common Stock and 61,759 shares of Common Stock, respectively, to Special Fund.

          Pursuant to the Securities Purchase Agreement, the Company exercised its right to require the Funds to purchase an additional 1,764,705 of the Remaining Shares for an aggregate purchase price of $14,999,992.50 ($8.50 per share). The Funds purchased such Remaining Shares on February 9, 2000. MSREI purchased 29,000 of such Remaining Shares; MSREF purchased 625,592 of such Remaining Shares; MSP purchased 500,904 of such Remaining Shares; and Special Fund purchased 609,209 of such Remaining Shares.

          As a result of such purchases, for purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, ("Rule 13d-3") the Funds may be deemed to beneficially own, in the aggregate 5,882,353 shares of Common Stock, or 23.8% of the total number of shares of Common Stock outstanding pursuant to Rule 13d-3 (the "Outstanding Shares"). Immediately following the purchase of such Remaining Shares, (i) MSREI will beneficially own 96,665 of such shares, representing 0.4% of the Outstanding Shares; MSREF will beneficially own 2,085,306 of such shares, representing 8.4% of the Outstanding Shares, MSP will beneficially own 1,669,682 of such shares, representing 6.8% of the Outstanding Shares; and Special Fund will beneficially own 2,030,700 of such shares, representing 8.2% of the Outstanding Shares.

          The percentages set forth in the preceding paragraphs are based on 24,726,361 shares of Common Stock outstanding (including (i) 22,961,656 shares of Common Stock outstanding before the purchase of the Remaining Shares by the Funds as set forth in the Company's Quarterly Report or Form 10-Q for the period ended October 3, 1999 and (ii) the 1,764,705 shares of Common Stock issued to the Funds as described herein).

          The response to Item 6 is incorporated herein by this reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          -----------------------------------------

          Item 6 is hereby amended by adding the following two paragraphs after the fourth paragraph thereof.

          On June 12, 1999 the Funds entered into an agreement (the "Assignment Agreement") pursuant to which the Funds transferred shares of Common Stock among themselves effective as of September 30, 1998 and December 31, 1998. A copy of the Assignment Agreement is attached as Exhibit 1 hereto and incorporated herein by reference.

          The Funds entered into an Agreement Regarding Director Compensation, dated as of October 20, 1999, with Michael J. Franco (the "Franco Director Agreement"), MSREF's nominee to the Company's board of directors, and an Agreement Regarding Director Compensation, dated as of October 20, 1999, with Joseph M. Zuber (the "Zuber Director Agreement" and, together with the Franco Director Agreement, the "Director Agreements"), MSP's nominee to the Company's board of directors. Pursuant to the Director Agreements each of Mr. Franco and Mr. Zuber agreed that he will hold any compensation and benefits he receives from the Company in his capacity as a member of the board of directors of the Company for the benefit of the Funds, and that the economic interest with respect to such compensation will, to the full extent permitted by law, belong to the Funds. The Funds' interest in any such compensation will be allocated among the Funds as follows: MSREI: 1.6433%; MSREF: 35.4502%; MSP: 28.3846%; and Special Fund: 34.5219%. Mr. Franco and Mr. Zuber each agreed (a) not to transfer any such compensation to any person other than the Funds without the Funds' prior written consent and (b) to vote or cause to be voted all shares of Common Stock he receives as such compensation (or that constitute proceeds of any such compensation), as directed by the Funds. A copy of the Franco Director Agreement and a copy of the Zuber Director Agreement are attached as Exhibit 2 and Exhibit 3 hereto, respectively, and incorporated herein by this reference.

          On October 21, 1999 the Company granted an option to purchase 15,000 shares of Common Stock to each of Mr. Franco and Mr. Zuber (collectively, the "Options") at an exercise price of $5.9375 per share of Common Stock. The Options vest in three annual installments beginning on October 21, 2000. Pursuant to the Director Agreements, the Funds are deemed to beneficially own the Options.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          The following are filed herewith as Exhibits to this Amendment No. 2 to Schedule 13D.


     Exhibit
       No.          Description
     -------        -----------

        1           Assignment Agreement
        2           Agreement Regarding Director Compensation
                    (Franco)
        3           Agreement Regarding Director Compensation
                    (Zuber)

                                   SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 11, 2000                 MORGAN STANLEY DEAN WITTER & CO.



                                         By:  /s/ Robert G. Koppenol
                                            -----------------------------
                                             Robert G. Koppenol
                                             Principal

                                   SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 11, 2000                 MSREF III, INC.



                                         By:  /s/ John A. Henry IV
                                             -----------------------------------
                                             John A. Henry IV
                                             Vice President

                                   SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 11, 2000             MORGAN STANLEY REAL ESTATE INVESTORS
                                     III, L.P.


                                     By:  MSREF III, L.L.C., its General Partner

                                          By:  MSREF III, Inc., its MS Member



                                               By: /s/ John A. Henry IV
                                                   -----------------------------
                                                   John A. Henry IV
                                                   Vice President

                                   SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 11, 2000             MORGAN STANLEY REAL ESTATE FUND III, L.P.

                                     By:  MSREF III, L.L.C., its General Partner

                                          By:  MSREF III, Inc., its MS Member


                                                   /s/ JOHN A. HENRY IV
                                               By: _____________________________
                                                   John A. Henry IV
                                                   Vice President

                                   SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 11, 2000             MSP REAL ESTATE FUND, L.P.

                                     By:  MSREF III, L.L.C., its General Partner

                                          By:  MSREF III, Inc., its MS Member


                                                   /s/ JOHN A. HENRY IV
                                               By: _____________________________
                                                   John A. Henry IV
                                                   Vice President

                                   SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 11, 2000             MSREF III SPECIAL FUND, L.P.

                                     By:  MSREF III, L.L.C., its General Partner

                                          By:  MSREF III, Inc., its MS Member


                                                   /s/ JOHN A. HENRY IV
                                               By: _____________________________
                                                   John A. Henry IV
                                                   Vice President

                                 EXHIBIT INDEX



               Exhibit
                 No.                  Description
               -------                -----------

                  1                   Assignment Agreement

                  2                   Agreement Regarding Director Compensation
                                      (Franco)

                  3                   Agreement Regarding Director Compensation
                                      (Zuber)